

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2012

Via E-mail
Adam S. Grossman
Chief Executive Officer
ADMA Biologics, Inc.
65 Commerce Way
Hackensack, New Jersey 07601

> **Re: ADMA Biologics, Inc.**
> **Form 8-K**
> **Filed February 13, 2012**
> **File No. 000-52120**

Dear Mr. Grossman:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Justin Dobbie

                                        Justin Dobbie
                                        Legal Branch Chief

cc: Jeffrey Baumel
        SNR Denton US LLP